Filed by: Iberdrola, S.A.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14d-2 of the Securities
Exchange Act of 1934

Subject Company: Scottish Power plc
Exchange Act File Number: 001-14676
Date: February 22, 2007

22 February 2007

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1.	KEY INFORMATION
	Name of person dealing (Note 1)	Iberdrola, S.A.
	Company dealt in	Iberdrola, S.A.
	Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
	Date of dealing	21 February 2007

2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
	(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
		Long Number	(%)	Short Number	(%)
	(1) Relevant securities	1,167,458	(0.13%)
	(2) Derivatives (other than options)	3,628,589	(0.40%)
	(3) Options and agreements to purchase/sell	2,354,462	(0.26%)
	Total	7,150,509	(0.79%)

	(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
	Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell
Total

	(c)	Rights to subscribe (Note 3)
	Class of relevant security:	Details

3.	DEALINGS (Note 4)
	(a)	Purchases and sales
		Purchase/Sale			Number of securities		Price per unit (Note 5)

		Purchase			1,634		34.62 Eur

		Purchase			2,444		34.63 Eur

		Purchase			5,000		34.64 Eur

		Purchase			5,000		34.65 Eur

		Purchase			1,787		34.67 Eur

		Purchase			116,405		34.68 Eur

		Purchase			16,397		34.70 Eur

		Purchase			10,000		34.71 Eur

	(b)	Derivatives transactions (other than options)

		Product name,	Long/short		Number of securities		Price per unit

			(Note 6)		(Note 7)		(Note 5)

			Long		31,731		34.68 Eur

	(c)	Options transactions in respect of existing securities

	(i)	Writing, selling, purchasing or varying

		Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

	(ii)	Exercising

		Product name, e.g. call option		Number of securities		Exercise price per unit (Note 5)

	(d)	Other dealings (including new securities) (Note 4)

		Nature of transaction (Note 8)		Details		Price per unit (if applicable) (Note 5)

4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	22 February 2007

Contact name	Surabhi Talwar

Telephone number	+44 (0)207 6785663

Name of offeree/offeror with which associated	Iberdrola, S.A.

Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.